

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Ms. Lisa McDermott
Chief Financial Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

> **Re: Pall Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 28, 2010**
> **Form DEF 14A**
> **Filed November 10, 2010**
> **Response Letter Dated January 19, 2011**
> **File No. 1-04311**

Dear Ms. McDermott:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

W. John Cash
Branch Chief